UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)
92343X100
(CUSIP number)
Shefali A. Shah, Esq.
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000

with a copy to:

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
January 14, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 92343X100	13D	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	26,559,718*
	8.	SHARED VOTING POWER:	- 0 -
	9.	SOLE DISPOSITIVE POWER:	26,559,718*
	10.	SHARED DISPOSITIVE POWER:	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		26,559,718*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		56.4%*
14.	TYPE OF REPORTING PERSON:		CO

*Reflects beneficial ownership after completion of the sale of 2,300,000 shares of Common Stock of the Issuer on January 14, 2011 by the Reporting Person pursuant to the Underwriting Agreement (as defined in Item 4 below) and assumes conversion of Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) on the date of this Amendment.  The percentage of class is calculated based upon 47,062,156 shares of Common Stock outstanding, representing 36,791,461 shares of Common Stock outstanding as of December 24, 2010 and 10,270,695 shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on January 11, 2011.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010 and January 11, 2011 (the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 5.          Interests in the Securities of the Purchaser.

Item 5 is supplemented as follows:

(a) and (b)                            The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of the date of this Amendment, the Reporting Person holds 16,289,023 shares of Common Stock and 293,000 shares of Series A Preferred Stock.

On the date of this Amendment, the 16,289,023 shares of Common Stock held by the Reporting Person represent a beneficial ownership of approximately 44.3% of the outstanding Common Stock (which percentage is calculated based upon 36,791,461 shares of Common Stock outstanding as of December 24, 2010, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) filed with the Commission on January 11, 2011).  If, on the date of this Statement, the Reporting Person had converted the Series A Preferred Stock into Common Stock, the Reporting Person would have beneficially owned 26,559,718 shares of Common Stock representing approximately 56.4% of the Common Stock (which percentage is calculated based upon 47,062,156 shares of Common Stock outstanding, representing the number of shares of Common Stock outstanding as of December 24, 2010, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) filed with the Commission on January 11, 2011, and the shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock).  The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A to Amendment No. 2 to the Schedule 13D filed on January 11, 2011 beneficially owns any shares of Common Stock.

(c)           Pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of January 10, 2011, with the Issuer and the representative of the underwriters named therein, on January 14, 2011, the Reporting Person completed the sale to the underwriters of an aggregate of 2,300,000 shares of Common Stock owned by the Reporting Person, which reflects the full exercise of the underwriters’ over-allotment option to purchase 300,000 shares, at a purchase price of $35.00 per share less the underwriting discounts and commissions for aggregate net proceeds of $76.5 million.

Pursuant to a written demand made by the Reporting Person on July 16, 2010, the Issuer filed with the Commission a registration statement on Form S-1 (No. 333-169025), covering the registration of the 2,300,000 shares of Common Stock sold by the Reporting Person under the

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Securities Act of 1933, as amended, and such registration statement, as amended, was declared effective under the Act on January 10, 2011.

Although the Reporting Person has sold 2,300,000 shares of Common Stock pursuant to the Underwriting Agreement, it intends to continue to retain beneficial ownership of equity securities of the Issuer that represents a majority of the voting power of the Issuer with respect to the election of directors.

(d)        The Reporting Person has received aggregate proceeds net of underwriting discounts and commissions of $76.5 million from the sale of 2,300,000 shares of Common Stock.

(e)        Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2011

COMVERSE TECHNOLOGY, INC.

	By:	/s/ Shefali A. Shah
		Name:	Shefali A. Shah
		Title:	Senior Vice President and General Counsel

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